Exhibit 99.1

ROGERS ACCELERATES DE-LEVERAGING PLANS WITH PRIVATE SALE

OF COGECO SHARES

Sale reduces debt leverage ratio by a further 0.1x

Expects to achieve debt leverage ratio of 4.7x at year end

TORONTO, ON, December 11, 2023 — Rogers Communications announced today the sale of all of its shares of Cogeco to Caisse de dépôt et placement du Québec in a private transaction for $829 million.

“This sale further demonstrates our commitment to strengthen our investment grade balance sheet and aggressively reduce our debt leverage ratio,” said Tony Staffieri, President and Chief Executive Officer, Rogers. “We’re tracking six months ahead on our deleveraging priorities and we’re committed to reducing our debt leverage ratio even further.”

Accelerates Deleveraging Plans

With the sale of these Cogeco shares, the Company expects to achieve a debt leverage ratio of 4.7x by year end, compared to the expected 4.8x at year end announced on the release of its third quarter results. The Company’s debt leverage ratio was 4.9x at the end of Q3. Today’s sale proceeds are in addition to the previously announced divestiture of $1 billion in non-core assets, predominantly real estate, that is expected to be completed in 2024.[1]

About Rogers Communications Inc.

Rogers is Canada’s leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and the New York Stock Exchange (NYSE: RCI).

For more information:

Rogers Communications media contact

Sarah Schmidt

647.643.6397

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647.435.6470

paul.carpino@rci.rogers.com

[1]

The debt leverage ratio presented in this press release is a non-GAAP ratio calculated to include the trailing 12-month adjusted EBITDA of a combined Rogers and Shaw Communications. For more information about our debt leverage ratio and associated financial measures, see “Financial Condition” and “Non-GAAP and Other Financial Measures” in our Third Quarter 2023 Management Discussion and Analysis dated November 8, 2023 (Q3 2023 MD&A), which is available at www.sedarplus.ca and sec.gov. This release contains “forward-looking information” within the meaning of applicable securities laws; see “About Forward-Looking Information” in our 2022 Annual MD&A and Q3 2023 MD&A.